angel.co/snapshyft

thor@snapshyft.com




SNAPSHYFT
Post a Shift
Extras-Include a free:
30/30

SNAPSHYFT®

THE MOST RELIABLE LABOR MARKETPLACE. EVER.

CONFIDENTIAL

thor@snapshyft.com

Most food & beverage and hospitality operations continue to be forced to address staffing like it's still 1999

$76B

LOST ANNUAL REVENUE DUE TO BEING UNDERSTAFFED

HIGH TURNOVER RATE

- OVER 155% FOR WORKERS (OVER 61% FOR MANAGERS)

SHORT AVERAGE LENGTH OF EMPLOYMENT

- < 2 MONTHS FOR HOURLY POSITIONS
- 4 MONTHS FOR MANAGERS

HIGH EMPLOYEE REPLACEMENT COSTS

- $5,900 ANNUAL COST/EMPLOYEE

thor@snapshyft.com

HOW WE SOLVE THIS

The SNAP**SHYFT** labor marketplace connects understaffed food & beverage and hospitality operations with qualified industry pros, on-demand.

VETTED

EXPERIENCED

ON-DEMAND

TRACKING & ANALYTICS

ZERO PAPERWORK

DUAL RATING SYSTEM

- **Scale up workforce on-demand**
- **Comprehensive Support**
- **Industry-leading Fulfillment**

thor@snapshyft.com

THE TEAM



THOR
CEO
14 YRS F&B
12 YRS RECRUITING

MRINETWORK
EXPERTS IN GLOBAL SEARCH
Centerplate
HORIZON CONVENTION CENTER



STEPH
COO
10 YRS F&B
20 YRS HR/OPS

SOURCE INTERLINK
Lam RESEARCH
OMNI RESORTS la costa
The MILL CASINO HOTEL & RV PARK



TONY
CTO
20 YRS ENGINEERING
16 YRS HR SYSTEMS

Cummins
SMARTFILE
PURDUE UNIVERSITY

thor@snapshyft.com


SNAPSHYFT
Manager
Home
Post Shift
Post a Shift
Venue
The BrewHaus
Add Venue
Date
10/18/2019
Start time Duration Position
Quantity Rate
Minimum Age
Shift Details
9:00 am
6.5
Brand Promoter
1
$ 20.50
That's a fair price. You're likely to find a high quality Shyfter.
18+
Please arrive on time.
Extras-Include a free:
Meal
Drink
Transportation
POST
1:12
SNAPSHYFT
SnapShyft Service
Partly sunny, with a high near 78. South southeast wind around 8 mph.
30/30
shifts filled
View the detailed status of your shifts
COOK/CHEF
Sunday, October 27th, 4 pm
Annual Headless Horseman Festival
Concessions! Cook/BOH Support neede...
Edit
COOK/CHEF
Saturday, October 26th, 4 pm
Annual Headless Horseman Festival
Concessions! Cook/BOH Support neede...
Edit
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Account
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FULLY STAFFED. FULLY FUNCTIONAL. FULLY SUPPORTED.

CLIENT SNAPSHOT

stephanie@snapshyft.com

400+ UNIQUE VENUES

90%+ SUCCESS RATE

(COMPARED TO 34% INDUSTRY AVERAGE)

thor@snapshyft.com

CLIENT SNAPSHOT

Ritz Charles

Huse Culinary

Smoking Goose
Dorman Street Meatery

MCL
Restaurant & Bakery
Homemade. Every day.

Indianapolis Motor Speedway

Jonathan Byrd's
Hospitality & Restaurant Group

Redemption Alewerks
Since 2014

Indiana State
Fairgrounds
& Event Center

Upland Brewing Co

OCA
Quality Sausage
Salumi & Cheese
Crafted Cured

Horizon
Convention Center

monroe convention center
Bloomington, Indiana

Conner Prairie

Indianapolis
Symphony
Orchestra

Indy Pride
Festival '18
Presented by salesforce

McCormick Place®
Chicago

Fulton
Market Co.

serendipity
Catering

40 Years
Corky's
Catering
Est. 1978

Tijuana Flats
Tex-Mex

DLS Events

Westin®
Hotels & Resorts

Hyatt Place®
Hyatt house®

Wyndham
Hotels and Resorts

Dan's gourmet
Mac & Cheese

thor@snapshyft.com

SCREENED + EXPERIENCED + ON-DEMAND + TRACKING + PAPERLESS + FULFILLMENT =

MAXIMUM WORKER MOBILITY

thor@snapshyft.com

THE WORKERS

27k+

INDUSTRY PROS

A **SIMPLE WAY** TO **GAIN CONTR** & **CHOICE**



Available shifts
Sun Mon Tue Wed Thu Fri Sat
21 22 23 24 25 26 27
22 Mon
DISHWASHER
$103.50
Mon, Oct 22nd, 10 AM to 4 PM
500
Shift has been filled; accepting back-ups
DISHWASHER
$60
Mon, Oct 22nd, 5 PM to 11 PM
500
Shift has been filled; accepting back-ups
25 Thu
COOK/CHEF
$94.50
Thu, Oct 25th, 10 AM to 5 PM
500
Shift has been filled; accepting back-ups
COOK/CHEF
$81

PAID NEAR INSTANTLY
+50% **MORE** PER HOUR,
PLUS:

- **BANKING**
- **TAX WITHHOLDING**
- **RETIREMENT**
- **HEALTH INSURANCE**
- **TELEMED**

thor@snapshyft.com

WORKER OVERVIEW
EARLY LEARNINGS

- 50% ARE UNDERBANKED
- 60% ARE FEMALE
- 66% HAVE 2+ EMPLOYERS

Worker 90 day activation: 37%

7.83 Hours Average Shift Length
4.82 Average Worker ★ Rating
4.76 Average Venue ★ Rating
32% Scheduled On-Demand
68% Scheduled In Advance

MOST REQUESTED

27%	Server
27%	Cook/Chef
15%	Festival/Event
13%	Bartender
12%	Dishwasher

WORKERS EARNED 50% MORE PER HOUR ON OUR MARKETPLACE

* COMPARED TO NATIONAL INDUSTRY AVERAGE

thor@snapshyft.com

THE OPPORTUNITY


$5.2B
TARGET MARKET
$16B
TOTAL AVAILABLE MARKET

- FULL SERVICE HOTELS
- LARGE CATERING
- FESTIVALS & EVENTS
- SPORTS FACILITIES

- RESTAURANTS & BARS

thor@snapshyft.com

TARGET MARKET OVERVIEW EARLY LEARNINGS

- MORE STABLE LEADERSHIP
- HIGHER VOLUME
- HIGHER AOV, AAV, AND LTV
- PREDISPOSED TO OUTSIDE STAFFING SOLUTIONS

RETENTION: **86%** (compared to 36% in 2018)

1,000,000 RESTAURANTS & BARS

- LOWER RETENTION
- LOWER AAV AND LTV
- LOWER VOLUME

34,000 HOTELS

70,000 CATERING, EVENT & SPORTS FACILITIES

thor@snapshyft.com

ADJACENT OPPORTUNITIES:
(WITH INDICATED DEMAND + HIGH TURNOVER)

- FOOD PACKAGING FACILITIES
- VALET & PARKING OPERATIONS
- HOUSEKEEPING

150,000 VALET & PARKING JOBS

1M HOUSEKEEPERS

1.2M FOOD PREPARATION & PACKAGING JOBS

thor@snapshyft.com

LIVE MARKETS

CENTRAL INDIANA — INDIANAPOLIS — WEST LAFAYETTE — BLOOMINGTON — MUNCIE

PILOT — DENVER

2020 PILOT MARKETS

CHICAGO — NASHVILLE — PHILADELPHIA — MIAMI — TAMPA — ORLANDO — MILWAUKEE — MADISON — PORTLAND — SEATTLE — LOUISVILLE — DETROIT

thor@snapshyft.com


Users
Success Rate
Temp Staffing Average
30000
20000
10000
0
100%
75%
50%
25%
0%
January
February
March
April
May
June
July
August
September
October
November


34%
AVE

thor@snapshyft.com

SNAPSHYFT 3X


FULFILLMENT
TaskRabbit
pared
Wonolo
Instawork
Qwick
shiftgig
jitjatjo
facebook
upshift
craigslist
indeed
Temporary Staffing
monster
SPEED

USP

- HIGHEST EFFICIENCY
- HIGHEST CONSISTENCY
- HIGHEST WORKER QUALITY
- HIGHEST SPEED OF DELIVERY
- HIGHEST FULFILLMENT RATE
- HIGHEST ROI

Manual
Automated

thor@snapshyft.com

		Fully Screened Workers	Matching Workers	Comprehensive Support	True On-Demand	Full Transparency	Billing & Payments	Fulfillment Rate
Job Boards, Classifieds & Community Boards	craigslist, facebook, indeed, monster	✗	Manual	✗	✗	✗	✗	N/A%
Traditional Temp Staffing Agencies	Temporary Staffing, Manpower, LGC, Adecco	✗	Manual	✗	✗	✗	Manual	30-40%
Digital Staffing Alternatives	pared, jitjatjo, Wonolo, QWICK, Instawork, shiftgig, upshift, Uber	✗ / Automated	Automated	✗ / Automated	Automated	✗	Manual / Automated	50-70%
SNAPSHYFT		✓	✓	✓	✓	✓	✓	90%+

CUSTOMERS: MEMBERSHIP + TRANSACTION

thor@snapshyft.com

	PRO	PREMIUM	PREMIUM+
Monthly Membership	$15	$50	$146
# Available Shift Postings/mo	10	Unlimited	Unlimited
Advanced Scheduled - Flat fee paid on worked shifts	$20 per shift	$20 per shift	$20 per shift
On-Demand - Flat fee paid on worked shifts	$35 per shift	$35 per shift	$20 per shift
Support Level	Standard	Premium	Concierge

ACQUISITION: Facebook, LinkedIn, Instagram, SEO, ASO, AdWords, Word of mouth, Blog, Email, PR, Biz Dev

- High Volume (#)
- Low Cost ($)
- Best performing (%)

RETENTION: Emails, PNs/SMS, Social Drip, Automated emails

- Lifecycle emails +3 +7 +30
- Status emails monthly
- Event based emails

ACTIVATION: Website, App Store, In-app Features, Define activation criteria for happy first visit

REFERRAL: Email, In-app Prompts, Surveys,

thor@snapshyft.com



Gross Revenue
Revenue Trendline
Gross Margin
Users
$80000
$60000
$40000
$20000
$0
30000
20000
10000
0
11149
12962
14855
15934
16776
18121
19954
21739
23242
25361
January
February
March
April
May
June
July
August
September
October

47%

REVENUE GROWTH MoM

TOP 15 SEMIFINALIST | STARTUP OF THE YEAR 2019 | Powered by ESTABLISHED

TC TOP PICK

POWDERKEG. TOP-RATED EMERGING CULTURE 2019

INDIANA INNOVATION AWARDS 2018 Winner

BEST OF TECH IN INDIANA 2018 NOMINEE TECHPOINT Mira Awards

500

gener8tor BELIEVE • IGNITE • ACHIEVE

ATLAND VENTURES

elevate ventures

Gravity Ventures

ALUMNI VENTURES GROUP

thor@snapshyft.com

50%

YoY REVENUE GROWTH

86%

CLIENT RETENTION

91%

SUCCESS RATE FULFILLMENT

SNAPSHYFT®

THE MOST RELIABLE LABOR MARKETPLACE. EVER.